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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 February 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC.
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE SCHEDULE B ANNEXED HERETO
5.	Number of shares/amount of stock acquired 26,361,569	6.	Percentage of issued class 1.068%	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 11 FEBRUARY 2004	11.	Date company informed 13 FEBRUARY 2004
12.	Total holding following this notification 199,804,042			13.	Total percentage holding of issued class following this notification 8.095%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY AFFILIATES ATTAINING AN INCREASED INTEREST (SEE SCHEDULE A ANNEXED HERETO)			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7802 4176
16.	Name and signature of authorised company official responsible for making this notification INeS WATSON, ASSISTANT SECRETARY, BHP BILLITON PLC
Date of notification 16 FEBRUARY 2004

Company Announcements Office, Old Broad Street, London EC2N 1HP

Schedule of holdings in BHP Billiton Plc as of 11 February 2004

BHP Billiton Plc

Schedule A
Number of Percent of
Shares Outstanding
The Capital Group Companies, Inc. ("CG") holdings 199,804 8.095%
Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company 83,085,474 3.366%

Capital International Limited 52,226,043 2.116%

Capital International S.A 29,131,229 1.180%

Capital International, Inc. 13,190,269 0.534%

Capital Research and Management Company 22,171,027 0.898%

Schedule of holdings in BHP Billiton Plc as of 11 February 2004

BHP Billiton plc

Schedule B

Capital Guardian Trust Company

Capital Guardian Trust Company

Registered Name                                                                                                       Local Shares

Bank of New York Nominees	2,053,369
Bank of New York 3 Birchin Lane London EC3V 9BY UK
Bankers Trust	2,812,682
59 1/2 Southmark Street 2nd Floor London SEI 0HH UK
Barclays Bank	1,803,968
Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK
BT Globenet Nominees Ltd.	795,085
1 Appold Street Broadgate London EC2A 2HE UK
Chase Nominees Limited	36,868,033
Woolgate House Coleman Street London EC2P 2HD UK
Citibank London	39,502
11 Old Jewry London EC2R 8D8 UK

HSBC Bank plc	34,872
Securities Services, Mariner House Pepys Street London EC3N 4DA
Investors Bank & Trust Co	629,100

Mellon Bank N.A.	280,400
London Branch London United Kingdom
Mellon Nominees (UK) Limited	2,734,911
150 Buchanan Street Glasgow G1 2DY United Kingdom
Midland Bank plc	12,521,818
5 Laurence Poutney Hill EC4R 0E, United Kingdom

MSS Nominees Limited	43,610
Midland Bank plc Mariner House, Pepys London EC3N 4DA
Nortrust Nominees Limited	9,673,313
155 Bishopsgate London EC2M 3XS UK

Royal Bank of Scotland	123,105
Regents House, 42 Islington High Street London N1 8XL UK

ROY Nominees Limited	65,996
71N Queen Victoria Street London Ec4V 4DE UK
State Street Bank & Trust Co	133,957

State Street Nominees Limited	12,471,753
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	83,085,474

Schedule of holdings in BHP Billiton Plc as of 11 February 2004

Capital International Limited

Registered Name                                                                                                      Local Shares
Bank of New York Nominees	13,440,962
Bank of New York 3 Birchin Lane London EC3V 9BY
Barclays Bank	820,336
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Bankers Trust	709,263
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Bank One London	982,973

Clydesdale Bank plc	568,615

Deutsche Bank AG	826,920
Great Winchester Street London EC2P 2AX UK
Chase Nominees Limited	10,748,267
Woolgate House Coleman Street London EC2P 2HD

Citibank London	1,330,800
11 Old Jewry London EC2R 8D8 UK
HSBC Bank plc	1,157,317
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	268,900

Lloyds Bank	171,712
Central Settlement Section Branches Stock Office 34 Threadneedle Street London
Mellon Bank N.A.	1,008,439
London Branch London UK
Mellon Nominees (UK) Limited	898,969
150 Buchanan Street Glasgow G1 2DY UK
Midland Bank plc	117,059
5 Laurence Poutney Hill EC4R 0E UK
Morgan Guaranty	239,032
83 Pall Mall London SW1Y 5ES UK

MSS Nominees Limited	242,700
Midland Bank plc Mariner House, Pepys London EC3N 4DA
Northern Trust	2,637,947
c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M3XS
Northern Trust AVFC	485,932
South Africa
Nortrust Nominees	7,326,724
155 Bishopsgate London ECM 3XS UK
Royal Bank of Scotland	15,600
Regents House, 42 Islington High St London N1 8XL UK
State Street Australia Limited	27,300
Australia
State Street Bank & Trust Co	7,179,987

State Street Nominees Limited	1,020,289
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	52,226,043

Schedule of holdings in BHP Billiton Plc as of 11 February 2004

Capital International S.A.

Registered Name                                                                                                        Local Shares
Bank of New York Nominees	694,712
Bank of New York 3 Birchin Lane London EC3V 9BY
Barclays Bank	2,055,947
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Brown Bros	162,046
One Mellon Bank Center Pittsburg, PA 15258
Chase Nominees Limited	6,058,395
Woolgate House Coleman Street London EC2P 2HD
Citibank London	135,524
11 Old Jewry London EC2R 8D8 UK
Citibank NA	59,333
Toronto
Credit Suisse London Branch	147,555
24 Bishopsgate London EC2N 4BQ UK

Deutsche Bank AG	1,391,949
23 Great Winchester Street London EC2P 2AX UK
HSBC Bank plc	979,206
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan	8,722,782

Lloyds Bank	28,300
Central Settlement Section Branches Stock Office 34 Threadneedle Street London
Midland Bank plc	1,481,611
5 Laurence Poutney Hill EC4R 0E UK
Morgan Stanley	172,205

MSS Nominees Limited	170,700
Midland Bank plc Mariner House, Pepys London EC3N 4DA
National Westminster Bank	615,922

Nortrust Nominees Limited	178,786
155 Bishopsgate London EC2M3XS
Pictet & Cie	89,000
Geneva
Royal Bank of Scotland	5,506,090
Regents House, 42 Islington High St London N1 8XL UK
RBSTB Nominees Ltd	273,085
67 Lombard Street London EC3 3DL UK
State Street Bank & Trust Co	140,481

State Street Nominees Limited	67,600
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	29,131,229

Schedule of holdings in BHP Billiton Plc as of 11 February 2004

Capital International, Inc.

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	876,038
Bank of New York 3 Birchin Lane London EC3V 9BY
Bankers Trust	32,991
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Chase Nominees Limited	3,682,128
Woolgate House Coleman Street London EC2P 2HD
Citibank London	115,752
11 Old Jewry London EC2R 8D8 UK
Citibank NA	358,917
Toronto
Deutsche Bank AG	35,869
23 Great Winchester Street London EC2P 2AX UK
Deutsche Bank Mannheim	160,788

HSBC Bank plc	529,451
Securities Services, Mariner House Pepys Street London EC3N 4DA
Midland Bank plc	517,714
5 Laurence Poutney Hill EC4R 0E UK
Northern Trust	119,789
C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS
Nortrust Nominees Limited	312,198
155 Bishopsgate London EC2M3XS
Royal Bank of Scotland	464,169
Regents House, 42 Islington High St London N1 8XL UK
RBSTB Nominees Ltd	95,995
67 Lombard Street London EC3 3DL UK
State Street Bank & Trust Co	496,588

State Street Nominees Limited	5,391,882
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	13,190,269

Schedule of holdings in BHP Billiton Plc as of 11 February 2004

Capital Research and Management Company

Registered Name                                                                                                        Local Shares
Chase Nominees Limited	20,671,027
Woolgate House Coleman Street London EC2P 2HD
State Street Nominees Limited	1,500,000
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	22,171,027

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 16 February 2004